EXHIBIT 12. COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)
Years ended December 31	2007	2006	2005	2004	2003
Earnings:
Income before income taxes	$159,334	$125,492	$6,556	$114,809	$79,898
Add: fixed charges	44,046	50,102	55,639	56,837	56,858
Total earnings	$203,380	$175,594	$62,195	$171,646	$136,756
Fixed charges:
Interest on policyholders' accounts	$43,089	$49,159	$54,727	$56,386	$56,459
Portion of rent representative of interest factor	957	943	912	451	399
Total fixed charges	$44,046	$50,102	$55,639	$56,837	$56,858
Preferred stock dividend requirement	$—	$—	$906	$4,399	$4,399
Combined fixed charges and preferred stock dividend requirements	$44,046	$50,102	$56,545	$61,236	$61,257
Ratio of earnings to fixed charges	4.62	3.50	1.12	3.02	2.41
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	4.62	3.50	1.10	2.80	2.23